Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2023 and 2022

(unaudited)

Interim Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2023	2022	2023	2022

		$	$	$	$
Revenue	9	3,623,428	3,258,638	10,789,024	9,619,980
Operating expenses
Costs of services, selling and administrative		3,037,083	2,738,041	9,050,008	8,054,424
Acquisition-related and integration costs	7c	13,032	8,014	53,401	12,879
Net finance costs	6	12,808	22,887	46,315	71,004
Foreign exchange loss (gain)		1,524	727	(686)	616
		3,064,447	2,769,669	9,149,038	8,138,923
Earnings before income taxes		558,981	488,969	1,639,986	1,481,057
Income tax expense		144,002	124,625	423,213	377,277
Net earnings		414,979	364,344	1,216,773	1,103,780
Earnings per share
Basic earnings per share	5c	1.78	1.53	5.18	4.59
Diluted earnings per share	5c	1.75	1.51	5.11	4.53

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	1

Interim Consolidated Statements of Comprehensive Income

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2023	2022	2023	2022

	$	$	$	$
Net earnings	414,979	364,344	1,216,773	1,103,780
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(211,361)	(126,313)	211,936	(491,618)
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	49,624	(3,354)	(31,341)	69,993
Deferred (costs) gains of hedging on cross-currency swaps	(12,876)	5,680	(4,106)	(1,285)
Net unrealized (losses) gains on cash flow hedges	(2,559)	4,644	(19,206)	15,611
Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(738)	(1,616)	647	(5,605)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(12,231)	37,653	(13,712)	71,871
Other comprehensive (loss) income	(190,141)	(83,306)	144,218	(341,033)
Comprehensive income	224,838	281,038	1,360,991	762,747

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2023	As at September 30, 2022

		$	$

Assets

Current assets

Cash and cash equivalents	8c and 10	1,468,832	966,458

Accounts receivable		1,509,057	1,363,545

Work in progress		1,238,748	1,191,844

Current financial assets	10	47,063	33,858

Prepaid expenses and other current assets		195,835	189,366

Income taxes		4,482	5,137

Total current assets before funds held for clients		4,464,017	3,750,208
Funds held for clients		669,215	598,839

Total current assets		5,133,232	4,349,047

Property, plant and equipment		394,010	369,608

Right-of-use assets		490,713	535,121

Contract costs		295,823	261,612

Intangible assets		604,869	615,959

Other long-term assets		129,379	139,666

Long-term financial assets		192,818	337,156

Deferred tax assets		133,789	85,795

Goodwill		8,705,513	8,481,456

		16,080,146	15,175,420

Liabilities

Current liabilities

Accounts payable and accrued liabilities		906,306	1,016,407

Accrued compensation and employee-related liabilities		1,101,234	1,130,726

Current portion of long-term debt		738,871	93,447

Current portion of lease liabilities		149,007	157,944

Provisions		25,520	33,103

Deferred revenue		531,444	453,579

Income taxes		310,372	153,984

Current derivative financial instruments	10	7,776	5,710

Total current liabilities before clients’ funds obligations		3,770,530	3,044,900

Clients’ funds obligations		674,021	604,431

Total current liabilities		4,444,551	3,649,331

Long-term debt		2,373,544	3,173,587

Long-term lease liabilities		504,454	551,257

Long-term provisions		18,797	17,482

Other long-term liabilities		247,360	192,108

Long-term derivative financial instruments	10	7,220	6,480

Deferred tax liabilities		81,251	157,406

Retirement benefits obligations		171,720	155,045

		7,848,897	7,902,696

Equity

Retained earnings		6,228,460	5,425,005

Accumulated other comprehensive income	4	183,964	39,746

Capital stock	5a	1,482,117	1,493,169

Contributed surplus		336,708	314,804

		8,231,249	7,272,724

		16,080,146	15,175,420

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	3

Interim Consolidated Statements of Changes in Equity

For the nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		1,216,773	—	—	—	1,216,773

Other comprehensive income		—	144,218	—	—	144,218

Comprehensive income		1,216,773	144,218	—	—	1,360,991

Share-based payment costs		—	—	—	45,734	45,734

Income tax impact associated with stock options		—	—	—	15,999	15,999

Exercise of stock options	5a	—	—	90,991	(15,202)	75,789

Exercise of performance share units	5a	(2,880)	—	13,657	(24,627)	(13,850)

Purchase for cancellation of Class A subordinate voting shares	5a	(411,714)	—	(41,348)	—	(453,062)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	—	(74,455)

Balance as at June 30, 2023		6,228,460	183,964	1,482,117	336,708	8,231,249

	Notes	Retained earnings	Accumulated other comprehensive income (loss)	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

Net earnings		1,103,780	—	—	—	1,103,780

Other comprehensive loss		—	(341,033)	—	—	(341,033)

Comprehensive income (loss)		1,103,780	(341,033)	—	—	762,747

Share-based payment costs		—	—	—	36,597	36,597

Income tax impact associated with stock options		—	—	—	(780)	(780)

Exercise of stock options	5a	—	—	36,039	(6,127)	29,912

Exercise of performance share units	5a	—	—	15,821	(15,821)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(652,233)	—	(111,830)	—	(764,063)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	—	(70,303)

Balance as at June 30, 2022		5,183,776	(9,453)	1,502,432	303,587	6,980,342

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	4

Interim Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2023	2022	2023	2022

		$	$	$	$

Operating activities

Net earnings		414,979	364,344	1,216,773	1,103,780

Adjustments for:

Amortization, depreciation and impairment		126,271	116,577	381,551	353,602

Deferred income tax (recovery) expense		(27,840)	4,222	(92,503)	(5,242)

Foreign exchange loss (gain)		1,218	(1,396)	(537)	(4,105)

Share-based payment costs		12,540	11,581	45,734	36,597

Gain on leases termination		(26)	(2,333)	(3,065)	(4,595)

Net change in non-cash working capital items and others	8a	(118,032)	(73,812)	(64,438)	(103,900)

Cash provided by operating activities		409,110	419,183	1,483,515	1,376,137

Investing activities

Net change in short-term investments		(78,326)	(1,102)	(76,857)	(3,208)

Business acquisitions (considering bank overdraft assumed and cash acquired)	7b	(9,041)	(414,389)	(13,039)	(572,407)

Loan receivable		1,701	—	(17,600)	—

Purchase of property, plant and equipment		(37,597)	(42,307)	(125,314)	(117,893)

Proceeds from sale of property, plant and equipment		—	3,790	—	3,790

Additions to contract costs		(26,233)	(19,814)	(77,497)	(60,293)

Additions to intangible assets		(37,673)	(39,721)	(99,235)	(96,871)

Purchase of long-term investments		(5,275)	(1,234)	(93,275)	(10,053)

Proceeds from sale of long-term investments		13,631	20,996	33,961	32,099

Cash used in investing activities		(178,813)	(493,781)	(468,856)	(824,836)

Financing activities

Increase of long-term debt		—	—	948	—

Repayment of long-term debt		(3,041)	(3,342)	(8,830)	(334,187)

Payment of lease liabilities		(39,203)	(39,747)	(117,498)	(112,922)

Repayment of debt assumed from business acquisitions		—	(24,358)	(56,994)	(108,916)

Withholding taxes remitted on the net settlement of performance share units	5a	(166)	—	(13,850)	—

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	(70,303)

Purchase and cancellation of Class A subordinate voting shares	5a	(53,062)	(113,550)	(463,353)	(780,465)

Issuance of Class A subordinate voting shares	5a	17,496	8,925	75,789	29,916

Net change in client funds obligations		(35,630)	14,712	69,478	100,774

Cash used in financing activities		(113,606)	(157,360)	(588,765)	(1,276,103)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		(34,536)	(11,486)	8,773	(75,651)

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		82,155	(243,444)	434,667	(800,453)

Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,823,696	1,598,722	1,471,184	2,155,731

Cash, cash equivalents and cash included in funds held for clients, end of period		1,905,851	1,355,278	1,905,851	1,355,278

Cash composition:

Cash and cash equivalents		1,468,832	779,623	1,468,832	779,623

Cash included in funds held for clients		437,019	575,655	437,019	575,655

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business, and strategic IT consulting and systems integration services, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2022 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2022, and on May 23, 2023, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2022.

The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2023 and 2022 were authorized for issue by the Board of Directors on July 25, 2023.

3.	Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2022:

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments resulted in no significant impact on the Company’s interim condensed consolidated financial statements.

The following standard amendments have been adopted by the Company during the three months ended June 30, 2023:

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB issued standard amendments to IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard introduces a temporary recognition exception in relation to accounting and disclosure for deferred taxes, which was immediately applied, arising from the implementation of the international tax reform. Remaining target disclosure requirements for affected entities such as current tax expense (income) related to Pillar Two income taxes, as well as, qualitative and quantitative information about an entity’s exposure to Pillar Two income taxes will only be effective as for the interim reporting period ended March 31, 2024.

As no new legislation to implement the minimum tax was enacted or substantively enacted as at June 30, 2023 in any jurisdiction in which the Company operates and no related deferred taxes were recognized at that date, the application of the new standard amendments had no impact on the Company’s interim condensed consolidated statement. The new disclosures requirements will be introduced in the Company’s interim consolidated financial statements for the three and six months ended March 31, 2024.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and which only impact the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants. These standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

Supplier finance arrangements - Amendments to IAS 7 and IFRS 7

In May, 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cashflows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Accumulated other comprehensive income

	As at June 30, 2023	As at September 30, 2022

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,559 ($45,419 as at September 30, 2022)	503,468	291,532

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $48,723 ($43,936 as at September 30, 2022)	(303,031)	(271,690)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $3,430 ($4,664 as at September 30, 2022)	24,168	28,274

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $3,838 ($10,398 as at September 30, 2022)	11,068	30,274

Net unrealized losses on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $1,199 ($1,367 as at September 30, 2022)	(3,425)	(4,072)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $17,626 ($12,095 as at September 30, 2022)	(48,284)	(34,572)

	183,964	39,746

For the nine months ended June 30, 2023, $12,746,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $4,568,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($1,846,000 and $253,000, respectively, were reclassified for the nine months ended June 30, 2022).

For the nine months ended June 30, 2023, $9,239,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $1,411,000, were also reclassified in the consolidated statements of earnings ($8,035,000 and $2,898,000, respectively, were reclassified for the nine months ended June 30, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2022	211,302,549	1,456,275	26,445,706	36,894	237,748,255	1,493,169

Release of shares held in trusts[1]	—	13,657	—	—	—	13,657

Purchased and held in trusts[1]	—	(74,455)	—	—	—	(74,455)

Issued upon exercise of stock options[2]	1,430,251	90,991	—	—	1,430,251	90,991

Purchased and cancelled[3]	(3,835,196)	(41,245)	—	—	(3,835,196)	(41,245)

As at June 30, 2023	208,897,604	1,445,223	26,445,706	36,894	235,343,310	1,482,117

[1]

During the nine months ended June 30, 2023, 171,735 shares held in trust were released (237,294 during the nine months ended June 30, 2022) with a recorded value of $13,657,000 ($15,821,000 during the nine months ended June 30, 2022) that was removed from contributed surplus.

During the nine months ended June 30, 2023, the Company settled the withholding tax obligations of the employees under the performance share unit (PSU) plans for a cash payment of $13,850,000 (nil during the nine months ended June 30, 2022).

During the nine months ended June 30, 2023, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 640,052 Class A subordinate voting shares of the Company on the open market (643,629 during the nine months ended June 30, 2022) for a cash consideration of $74,455,000 ($70,303,000 during the nine months ended June 30, 2022).

As at June 30, 2023, 2,310,026 Class A subordinate voting shares were held in trusts under the PSU plans (1,841,955 as at June 30, 2022 and 1,841,709 as at September 30, 2022).

[2]

The carrying value of Class A subordinate voting shares includes $15,202,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the nine months ended June 30, 2023 ($6,127,000 during the nine months ended June 30, 2022).

[3]

On January 31, 2023, the Company’s Board of Directors authorized, and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,769,394 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2023 until no later than February 5, 2024, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the nine months ended June 30, 2023, the Company purchased for cancellation 390,100 Class A subordinate voting shares (3,431,566 during the nine months ended June 30, 2022) under the current NCIB for a cash consideration of $53,062,000 ($364,063,000 for nine months ended June 30, 2022) and the excess of the purchase price over the carrying value in the amount of $49,923,097 ($337,121,000 for the nine months ended June 20, 2022) was charged to retained earnings.

In addition, during the nine months ended June 30, 2023, the Company purchased for cancellation 3,344,996 Class A subordinate voting shares under the current NCIB from the Caisse de dépôt et placement du Québec for a total cash consideration of $400,000,000 (3,968,159 and $400,000,000, respectively during the nine months ended June 30, 2022). The excess of the purchase price over the carrying value in the amount of $361,791,000 was charged to retained earnings ($315,112,000 during the nine months ended June 30, 2022). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

During the nine months ended June 30, 2023, the Company also paid for and cancelled 100,100 Class A subordinate voting shares under its previous NCIB, with a carrying value of $778,000 and for a total cash consideration of $10,291,000, which were purchased, or committed to be purchased, but not cancelled as at September 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the nine months ended June 30, 2023, 899,511 PSUs were granted, 293,772 were exercised and 146,530 were forfeited. The PSUs granted in the period had a weighted average grant date fair value of $112.49 per unit.

ii)	Stock options

During the nine months ended June 30, 2023, 1,430,251 stock options were exercised (Note 5a) and 18,673 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30

	2023			2022
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	414,979	233,075,350	1.78	364,344	237,436,642	1.53

Net effect of dilutive stock options and PSUs[2]		3,808,084			3,366,038
Diluted	414,979	236,883,434	1.75	364,344	240,802,680	1.51

				Nine months ended June 30

	2023			2022
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	1,216,773	234,752,090	5.18	1,103,780	240,239,796	4.59

Net effect of dilutive stock options and PSUs[2]		3,591,429			3,604,791
Diluted	1,216,773	238,343,519	5.11	1,103,780	243,844,587	4.53

[1]

During the three months ended June 30, 2023, 390,100 Class A subordinate voting shares purchased for cancellation and 2,310,026 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (1,120,800 and 1,841,955, respectively during the three months ended June 30, 2022). During the nine months ended June 30, 2023, 3,835,196 Class A subordinate voting shares purchased for cancellation and 2,310,026 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (7,549,725 and 1,841,955, respectively during the nine months ended June 30, 2022).

[2]

The calculation of the diluted earnings per share excluded nil stock options for the three and nine months ended June 30, 2023 (1,092,129 and 312,984 stock options, respectively, during the three and nine months ended June 30, 2022, as they were anti-dilutive).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Net finance costs

	Three months ended June 30		Nine months ended June 30

	2023	2022	2023	2022

	$	$	$	$

Interest on long-term debt	12,878	13,673	40,572	43,768

Interest on lease liabilities	7,276	6,559	21,749	20,722

Net interest costs (income) on net defined benefit obligations or assets	1,102	(83)	3,263	1,251

Other finance costs	2,846	3,419	6,903	6,930

Finance costs	24,102	23,568	72,487	72,671

Finance income	(11,294)	(681)	(26,172)	(1,667)

	12,808	22,887	46,315	71,004

7.	Investments in subsidiaries

a)	Acquisitions and disposals

There were no significant acquisitions or disposals during the three and nine months ended June 30, 2023.

b)	Business acquisitions realized in the prior fiscal year

During the three months ended June 30, 2023, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Umanis SA with adjustments resulting in an increase in goodwill of $19,060,000 mainly due to a decrease in intangible assets and other long-term assets. Also, the Company finalized the assessment for Harwell Management with no significant adjustments.

During the nine months ended June 30, 2023, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Unico Computer Systems Pty Ltd with no significant adjustments.

During the three and nine months ended June 30, 2023, the Company paid $9,041,000 and $13,039,000, respectively, related to acquisitions realized in prior fiscal years.

c)	Acquisition-related and integration costs

During the three and nine months ended June 30, 2023, the Company incurred $13,032,000 and $53,401,000, respectively, of integration costs, which mainly include costs of redundancy of employments of $7,842,000 and $23,226,000, respectively, and costs of vacating lease premises of $2,062,000 and $11,173,000, respectively.

During the three and nine months ended June 30, 2022, the Company incurred $8,014,000 and $12,879,000, respectively, of acquisition-related and integration costs. These amounts included acquisition-related costs of $2,483,000 and $2,753,000, respectively, mainly consisting of professional fees incurred for the acquisitions, as well as integration costs of $5,531,000 and $10,126,000, respectively. These integration costs included costs of redundancy of employments of $939,000 and $3,054,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2023	2022	2023	2022

	$	$	$	$

Accounts receivable	(58,357)	(53,772)	(117,847)	(94,739)

Work in progress	(15,009)	(1,876)	(22,652)	(93,379)

Prepaid expenses and other assets	(3,395)	(20,652)	4,096	(19,990)

Long-term financial assets	(6,425)	8,887	(12,228)	10,787

Accounts payable and accrued liabilities	(18,583)	38,837	(130,615)	94,254

Accrued compensation and employee-related liabilities	50,532	88,970	(54,904)	18,095

Deferred revenue	(106,259)	(79,609)	93,011	57,112

Income taxes	37,518	(24,195)	165,859	23,907

Provisions	(5,758)	(14,710)	(9,484)	(44,774)

Long-term liabilities	5,454	(17,934)	17,907	(59,466)

Derivative financial instruments	(421)	878	(629)	(109)

Retirement benefits obligations	2,671	1,364	3,048	4,402

	(118,032)	(73,812)	(64,438)	(103,900)

b)	Net interest (received) paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2023	2022	2023	2022

	$	$	$	$

Net interest (received) paid	(757)	11,021	28,517	59,961

Income taxes paid	133,533	122,113	333,904	308,109

c)	Cash and cash equivalents consisted of unrestricted cash as at June 30, 2023 and September 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its management structure. For the nine months period ended June 30, 2022, the Company has restated the segmented information to conform to the latest segmented information structure effective since April 1, 2022.

		For the three months ended June 30, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	656,796	569,829	518,792	492,371	416,672	381,513	211,245	193,594	232,100	(49,484)	3,623,428

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	80,778	98,365	115,843	87,125	29,027	55,526	22,740	23,158	72,259	—	584,821

Acquisition-related and integration costs (Note 7c)											(13,032)

Net finance costs (Note 6)											(12,808)

Earnings before income taxes											558,981

[1]

Total amortization and depreciation of $126,066,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $20,072,000, $21,760,000, $14,122,000, $14,531,000, $22,150,000, $9,330,000, $9,974,000, $7,901,000 and $6,226,000, respectively, for the three months ended June 30, 2023.

				For the three months ended June 30, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	553,470	528,046	524,511	432,667	388,071	317,559	181,960	171,632	207,901	(47,179)	3,258,638

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	70,107	75,637	113,617	78,553	31,082	42,359	22,529	22,098	63,888	—	519,870

Acquisition-related and integration costs (Note 7c)											(8,014)

Net finance costs (Note 6)											(22,887)

Earnings before income taxes											488,969

[1]

Total amortization and depreciation of $113,902,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $14,878,000, $17,644,000, $13,751,000, $12,460,000, $21,591,000, $11,309,000, $8,410,000, $7,728,000 and $6,131,000, respectively, for the three months ended June 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

		For the nine months ended June 30, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,999,398	1,710,729	1,555,308	1,445,425	1,256,750	1,079,789	635,149	568,800	682,921	(145,245)	10,789,024

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	277,510	244,782	350,117	232,135	106,634	155,879	83,200	75,400	214,045	—	1,739,702

Acquisition-related and integration costs (Note 7c)											(53,401)

Net finance costs (Note 6)											(46,315)

Earnings before income taxes											1,639,986

[1] Total amortization and depreciation of $378,951,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $65,112,000, $62,214,000, $40,802,000, $44,441,000, $67,523,000, $28,334,000, $28,555,000, $23,255,000 and $18,715,000, respectively, for the nine months ended June 30, 2023.

		For the nine months ended June 30, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,604,597	1,518,160	1,485,331	1,287,808	1,205,715	959,682	564,548	537,105	585,348	(128,314)	9,619,980

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	233,817	219,391	341,201	208,396	94,999	146,954	70,515	69,192	180,475	—	1,564,940

Acquisition-related and integration costs (Note 7c)											(12,879)

Net finance costs (Note 6)											(71,004)

Earnings before income taxes											1,481,057

[1]

Total amortization and depreciation of $350,514,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $43,299,000, $51,531,000, $43,973,000, $39,757,000, $69,717,000, $31,091,000, $25,290,000, $26,807,000 and $19,049,000, respectively, for the nine months ended June 30, 2022. Amortization includes an impairment in Northwest and Central-East Europe for $2,131,000 related to a business solution. The asset was no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2022. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2023	2022	2023	2022

	$	$	$	$

Western and Southern Europe

France	572,172	475,589	1,748,780	1,370,839

Spain	29,333	28,756	88,575	89,819

Portugal	30,729	25,840	88,181	79,379

Others	14,403	12,314	41,695	36,825

	646,637	542,499	1,967,231	1,576,862

U.S.[1]	1,117,689	1,002,559	3,302,976	2,919,548

Canada	560,674	568,057	1,681,664	1,605,944

Scandinavia and Central Europe

Germany	235,227	196,213	688,563	603,440

Sweden	176,758	175,468	541,531	552,196

Norway	27,953	37,662	97,791	112,603

	439,938	409,343	1,327,885	1,268,239

U.K. and Australia

U.K.	410,521	342,941	1,175,960	1,040,920

Australia	20,986	21,128	65,454	54,854

	431,507	364,069	1,241,414	1,095,774

Finland, Poland and Baltics

Finland	208,526	181,745	627,708	563,444

Others	13,328	9,180	34,896	26,904

	221,854	190,925	662,604	590,348

Northwest and Central-East Europe

Netherlands	145,511	123,300	425,111	378,749

Denmark	24,516	27,249	75,831	90,709

Czech Republic	18,915	13,826	53,962	40,439

Others	15,144	15,616	47,679	49,919

	204,086	179,991	602,583	559,816

Asia Pacific

Others	1,043	1,195	2,667	3,449

	1,043	1,195	2,667	3,449

	3,623,428	3,258,638	10,789,024	9,619,980

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $623,462,000 and $494,227,000, respectively, for the three months ended June 30, 2023 ($567,964,000 and $434,595,000, respectively, for the three months ended June 30, 2022). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,851,292,000 and $1,451,684,000, respectively, for the nine months ended June 30, 2023 ($1,623,829,000 and $1,295,719,000, respectively, for the nine months ended June 30, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2023	2022	2023	2022

	$	$	$	$

Managed IT and business process services	1,950,289	1,743,395	5,745,818	5,212,616

Business and strategic IT consulting and systems integration	1,673,139	1,515,243	5,043,206	4,407,364
	3,623,428	3,258,638	10,789,024	9,619,980

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $488,159,000 and 13.5% of revenues for the three months ended June 30, 2023 ($417,063,000 and 12.8% for the three months ended June 30, 2022) and $1,434,179,000 and 13.3% of revenues for the nine months ended June 30, 2023 ($1,247,606,000 and 13.0% for the nine months ended June 30, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, long-term receivables within long-term financial assets, short-term investments included in funds held for clients, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash, cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the senior U.S. unsecured notes (2014 U.S. Senior Notes), the 5 and 10 year senior U.S. unsecured notes (2021 U.S. Senior Notes), the 7 year senior unsecured notes (2021 CAD Senior Notes), the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents, cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the nine months ended June 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2023		As at September 30, 2022

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2014 U.S. Senior Notes	Level 2	529,478	518,890	550,177	539,752

2021 U.S. Senior Notes	Level 2	1,312,073	1,118,996	1,361,974	1,127,739

2021 CAD Senior Notes	Level 2	596,380	512,270	595,900	503,227

Other long-term debt	Level 2	12,769	12,319	71,278	68,991

		2,450,700	2,162,475	2,579,329	2,239,709

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

As a result of the interbank offered rates (IBORs) reform and the related expiry of the USD London Interbank Offered Rate (Libor) rate effective June 30, 2023, the Company renegotiated the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) both expiring in December 2023 to transition to the 1 month Secured Overnight Financing Rate (SOFR) rate from the 1 month USD Libor rate. The change in rate resulted in no significant impact on the Company’s interim condensed consolidated financial statements for the three months ended June 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2023	As at September 30, 2022

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,468,832	966,458

Cash included in funds held for clients	Level 2	437,019	504,726

Deferred compensation plan assets	Level 1	88,350	71,863

		1,994,201	1,543,047

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		35,603	8,740

Foreign currency forward contracts		8,400	18,934

Long-term derivative financial instruments	Level 2

Cross-currency swaps		57,075	222,246

Foreign currency forward contracts		4,479	15,631

		105,557	265,551

FVOCI

Short-term investments included in current financial assets	Level 2	3,060	6,184

Long-term bonds included in funds held for clients	Level 2	152,196	94,113

Long-term investments	Level 2	19,507	16,826

		174,763	117,123

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		5,036	—

Foreign currency forward contracts		2,740	5,710

Long-term derivative financial instruments	Level 2

Cross-currency swaps		4,094	1,685

Foreign currency forward contracts		3,126	4,795

		14,996	12,190

There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2023 and 2022	19